K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

May 9, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811- 21779
Amendment to Registration Statement on Form N-1A
Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 28, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 123 under the Securities Act of 1933, as amended, and Amendment No. 125 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 14, 2014, accession no. 0001133228-14-001056 (the “Amendment”). The Amendment relates to the registration of Class A, ADV, C, I, R1, R2, R3, R4, R5, and R6 shares of Small Cap Opportunities Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

   I.     Prospectus Comments

Comment 1 — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee tables.

Response to Comment 1 — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

Comment 2 — In “Fund summary — Fee table — Annual fund operating expenses,” the information shown for “Other expenses” should not be estimated because the Fund is not a “new fund” (with less than six months of financial highlights).

Response to Comment 2 — The Fund respectfully declines to make the requested change. Although the Fund may not strictly meet the definition of a “new fund” for purposes of Form N-1A, there is no historical information for “other expenses” relating to the Fund’s new share classes and, consequently, the Fund necessarily must estimate them.

Page 2 May 9, 2014

Comment 3 — In “Fund summary — Principal investment strategies,” in the disclosure relating to the strategies used by Invesco Advisers, Inc. (“Invesco”), it is stated that “Invesco utilizes a disciplined portfolio construction process that aligns the fund with the S&P SmallCap 600 Index, which Invesco believes represents the small cap core asset class.” Please reconcile that statement with the disclosure that “Invesco considers small-capitalization companies to be those companies with market capitalizations, at the time of investment, no larger than the largest capitalized company included in the Russell 2000 Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month.”

Response to Comment 3 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 4 — In “Fund summary — Principal investment strategies,” in the Invesco section, it states that the Fund may invest in foreign securities. As there is disclosure for emerging market countries under “Fund summary — Principal risks — Foreign securities risk,” please disclose that investing in emerging market countries is a principal strategy of the Fund.

Response to Comment 4 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 5 — In “Fund summary — Principal investment strategies,” in the disclosure related to the strategies used by Dimensional Fund Advisors LP (“DFA”), please consider whether DFA should have a separate policy to invest at least 80% of the Fund assets that it manages (the “DFA Subadvised Assets”), plus any borrowings for investment purposes, in small cap companies.

Response to Comment 5 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 6 — In “Fund summary — Principal investment strategies,” in the DFA section, please clarify the standard that DFA uses to determine whether an issuer is a small cap company. We believe that the standard expressed in this section, “companies whose market capitalizations are generally smaller than the 500th largest U.S. company,” is vague. Please revise this definition to disclose the highest market capitalization of an issuer that DFA considers to be a small cap company.

Response to Comment 6 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 7 — In “Fund summary — Principal investment strategies,” in the fifth paragraph of the DFA section, it is stated that DFA may use derivatives to gain market exposure on uninvested cash. Please explain whether such derivatives positions are used to satisfy the Fund’s overall policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in small cap companies (the “80% Policy”). If so, please explain how such derivatives would have the economic characteristics of small cap securities, and how such investments are valued for purposes of the 80% Policy.

Response to Comment 7 — The Fund reserves the right to use derivatives to count towards its 80% Policy. A derivative that represents exposure to a small company issuer would be considered to have the economic characteristics of that company. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 8 — In “Fund summary — Principal investment strategies,” in the DFA section, it is stated that DFA may invest in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 8 — The Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Page 3 May 9, 2014

Comment 9 — In “Fund summary — Principal investment strategies,” in the DFA section, it is stated that DFA may invest in ETFs and “similarly structured pooled investments.” Please disclose whether such pooled investments are private funds exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act, and if so, please disclose the percentage of the DFA Subadvised Assets that may be invested in such instruments.

Response to Comment 9 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 10 — As “Fund summary — Principal risks” includes risk disclosure relating to investing in initial public offerings (“IPOs”), please add this as a principal strategy of the Fund.

Response to Comment 10 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 11 — “Fund summary — Principal risks” includes risk disclosure relating to sector investing, please add this strategy as a principal strategy of the Fund.

Response to Comment 11 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

Comment 12 — In “Fund summary — Performance,” in the multi-class prospectuses, please disclose that after-tax returns are shown only for one class, and would be different for the other share classes.

Response to Comment 12 — Because the share classes in the Amendment have not yet commenced operations, each prospectus will show the investment performance of only the Fund’s Class NAV shares. Accordingly, since the performance of only one share class will be shown for both the calendar year bar chart and the average annual total returns table, the Trust does not believe that any change is necessary in response to this comment.

Comment 13 — In “Fund details — Who’s who — Management fee,” please revise the third sentence to read as follows: “Out of these fees, the investment advisor in turn pays the fees of each subadvisor.”

Response to Comment 13 — The Trust has made the requested change.

Comment 14 — In “Fund details — Who’s who — Subadvisor,” for each of Invesco and DFA, please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio managed by that subadviser. See Item 10(a)(2) of Form N-1A.

Response to Comment 14 — The Trust will consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes.

     II.     Comments on the Statement of Additional Information (the “SAI”)

Comment 15 — In “Swap Agreements and Options on Swap Agreements” on p. 44, under the heading “Credit default swaps,” it is stated that “In connection with credit default swaps in which the fund is the seller, the fund will segregate or ‘earmark’ cash or liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the fund).” Please explain the meaning of the phrase “minus any amounts owed to the fund,” and whether this is consistent with the practice of segregating the full notional amount of the swap.

Response to Comment 15 — Because the Fund segregates the full notional amount of any credit default swap in which the fund is a seller, the Trust has revised the Statement of Additional Information to delete the phrase “minus any amounts owed to the fund.”

Page 4 May 9, 2014

Comment 16 — In “Appendix B,” for each of DFA and Invesco, please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio managed by that subadviser.

Response to Comment 16 — The Trust will consider making changes in response to this comment in the next update of the SAI for all of the Fund’s share classes.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and
3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Christopher Sechler

Page 5 May 9, 2014

Appendix A – Fee Tables

John Hancock Small Cap Opportunities
Class A and Class C

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. More information about these and other discounts is available on pages 16 to 18 of the prospectus under "Sales charge reductions and waivers" or pages 80 to 83 of the fund's Statement of Additional Information under "Initial sales charge on Class A shares."

Shareholder fees (fees paid directly from your investment)	Class A	Class C
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00%	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00% (on certain purchases, including those of $1 million or more)	1.00%
Small account fee (for fund account balances under $1,000)	$20	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C
Management fee	1.00	1.00
Distribution and service (Rule 12b-1) fees	0.30	1.00
Other expenses 1	0.27	0.30
Acquired fund fees and expenses 2	0.02	0.02
Total annual fund operating expenses 3	1.59	2.32

1	"Other expenses" have been estimated for the first year of operations of the fund’s Class A and Class C shares.

2	"Acquired fund fees and expenses" are based on indirect net expenses associated with the fund's investments in underlying investment companies.

3
The "Total annual fund operating expenses" of a share class may not correlate to the class's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. For Class C shares, the expense examples may differ if shares are sold or kept at the end of the period. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class A	Class C
Shares		Sold	Kept
1 year	654	335	235
3 years	977	724	724
5 years	1,322	1,240	1,240
10 years	2,295	2,656	2,656

Page 6 May 9, 2014

John Hancock Small Cap Opportunities
Class I

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management fee	1.00
Other expenses 1	0.25
Acquired fund fees and expenses 2	0.02
Total annual fund operating expenses 3	1.27

1	"Other expenses" have been estimated for the first year of operations of the fund's Class I shares.

2	"Acquired fund fees and expenses" are based on indirect net expenses associated with the fund's investments in underlying investment companies.

3
The "Total annual fund operating expenses" of a share class may not correlate to the class's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class I
1 year	129
3 years	403
5 years	697
10 years	1,534

Page 7 May 9, 2014

John Hancock Small Cap Opportunities
Class R1, Class R2, Class R3, Class R4 and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Maximum front-end sales charge (load)	None	None	None	None	None
Maximum deferred sales charge (load)	None	None	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Management fee	1.00	1.00	1.00	1.00	1.00
Distribution and service (Rule 12b-1) fees	0.50	0.25	0.50	0.25	0.00
Other expenses
Service plan fee	0.25	0.25	0.15	0.10	0.05
Remainder of other expenses 1	0.24	0.24	0.24	0.24	0.24
Total other expenses	0.49	0.49	0.39	0.34	0.29
Acquired fund fees and expenses 2	0.02	0.02	0.02	0.02	0.02
Total annual fund operating expenses 3	2.01	1.76	1.91	1.61	1.31

1	"Remainder of other expenses" have been estimated for the first year of operations of the fund's Class R1, Class R2, Class R3, Class R4, and Class R5 shares.

2	"Acquired fund fees and expenses" are based on indirect net expenses associated with the fund's investments in underlying investment companies.

3
The "Total annual fund operating expenses" of a share class may not correlate to the class's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class R1	Class R2	Class R3	Class R4	Class R5
1 year	204	179	194	164	133
3 years	630	554	600	508	415
5 years	1,083	954	1,032	876	718
10 years	2,338	2,073	2,233	1,911	1,579

Page 8 May 9, 2014

John Hancock Small Cap Opportunities
Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee	1.00
Other expenses 1	0.15
Acquired fund fees and expenses 2	0.02
Total annual fund operating expenses 3	1.17

1	"Other expenses" have been estimated for the first year of operations of the fund's Class R6 shares.

2	"Acquired fund fees and expenses" are based on indirect net expenses associated with the fund's investments in underlying investment companies.

3
The "Total annual fund operating expenses" of a share class may not correlate to the class's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class R6
1 year	119
3 years	372
5 years	644
10 years	1,420

Page 9 May 9, 2014

John Hancock Small Cap Opportunities
Class ADV

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class ADV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None
Small account fee (for fund account balances under $1,000)	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class ADV
Management fee	1.00
Distribution and service (Rule 12b-1) fees	0.25
Other expenses 1	18.23
Acquired fund fees and expenses 2	0.02
Total annual fund operating expenses 3	19.50

1	"Other expenses" have been estimated for the first year of operations of the fund's Class ADV shares.

2	"Acquired fund fees and expenses" are based on indirect net expenses associated with the fund's investments in underlying investment companies.

3
The "Total annual fund operating expenses" of a share class may not correlate to the class's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming a redemption of all of your shares at the end of those periods. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	Class ADV
1 year	1,809
3 years	4,677
5 years	6,774
10 years	9,869